| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0675 |
| Expires: | June 30, 2017 |
| Estimated average burden hours per response.....311.22 | |

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM ABS-15G
## ASSET-BACKED SECURITIZER
## REPORT PURSUANT TO SECTION 15G OF
## THE SECURITIES EXCHANGE ACT OF 1934

Check the appropriate box to indicate the filing obligation to which this form is intended to satisfy:

X Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1) for the reporting period

January 1, 2014 to December 31, 2014

Date of Report (Date of earliest event reported) February 26, 2015

Commission File Number of securitizer: 025-00273

Central Index Key Number of securitizer: 0001541777

Timothy MacPhail (864) 256- 2150

Name and telephone number, including area code, of the person to
contact in connection with this filing.

Indicate by check mark whether the securitizer has no activity to report for the initial period
pursuant to Rule 15Ga-1(c)(1) [ ]

Indicate by check mark whether the securitizer has no activity to report for the quarterly
period pursuant to Rule 15Ga-1(c)(2)(i) [ ]

Indicate by check mark whether the securitizer has no activity to report for the annual period
pursuant to Rule 15Ga-1(c)(2)(ii) [X]

<h1 style="text-align:center">GENERAL INSTRUCTIONS</h1>

## A. Rule as to Use of Form ABS-15G.

This form shall be used to comply with the requirements of Rule 15Ga-1 under the Exchange Act (17 CFR 240.15Ga-1).

## B. Events to be Reported and Time for Filing of Reports.

Forms filed under Rule 15Ga-1. In accordance with Rule 15Ga-1, file the information required by Part I in accordance with Item 1.01, Item 1.02, or Item 1.03, as applicable. If the filing deadline for the information occurs on a Saturday, Sunday or holiday on which the Commission is not open for business, then the filing deadline shall be the first business day thereafter.

## C. Preparation of Report.

This form is not to be used as a blank form to be filled in, but only as a guide in the preparation of the report on paper meeting the requirements of Rule 12b-12 (17 CFR 240.12b-12). The report shall contain the number and caption of the applicable item, but the text of such item may be omitted, provided the answers thereto are prepared in the manner specified in Rule 12b-13 (17 CFR 240.12b-13). All items that are not required to be answered in a particular report may be omitted and no reference thereto need be made in the report. All instructions should also be omitted.

## D. Signature and Filing of Report.

1. Forms filed under Rule 15Ga-1. Any form filed for the purpose of meeting the requirements in Rule 15Ga-1 must be signed by the senior officer in charge of securitization of the securitizer.

2. Copies of report. If paper filing is permitted, three complete copies of the report shall be filed with the Commission.

<h2 style="text-align:center">INFORMATION TO BE INCLUDED IN THE REPORT</h2>

## REPRESENTATION AND WARRANTY INFORMATION

### Item 1.01 Initial Filing of Rule 15Ga-1 Representations and Warranties Disclosure

Provide the disclosures required by Rule 15Ga-1 (17 CFR 240.15Ga-1) according to the filing requirements of Rule 15Ga-1(c)(1).

### Item 1.02 Periodic Filing of Rule 15Ga-1 Representations and Warranties Disclosure

Provide the disclosures required by Rule 15Ga-1 (17 CFR 240.15Ga-1) according to the filing requirements of Rule 15Ga-1(c)(2).

### Item 1.03 Notice of Termination of Duty to File Reports under Rule 15Ga-1

If a securitizer terminates its reporting obligation pursuant to Rule 15Ga-1(c)(3), provide the date of the last payment on the last asset-backed security outstanding that was issued by or issued by an affiliate of the securitizer.

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the reporting entity has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

American Credit Acceptance, LLC
_____ (Securitizer)

Date     February 26, 2015
_____


_____ (Signature)*

*Print name and title of the signing officer under his signature.

Tim MacPhail
CFO